Schedule I

Transactions in Securities of the Issuer

Name of Affiliated Entity	Transaction Date	Number of Shares of Class A Common Stock	Weighted Average Price Per Share ($)	Transaction Type	Price Range (Per Share)
PSP Suja Life Aggregator, L.P.	9/1/2026	175,000	$10.44	Open Market Purchase	$9.97 to $10.62
PSP Suja Life Aggregator, L.P.	9/2/2026	175,000	$10.26	Open Market Purchase	$9.95 to $10.48
PSP Suja Life Aggregator, L.P.	9/3/2026	125,000	$10.57	Open Market Purchase	$10.30 to $10.71
PSP Suja Life Aggregator, L.P.	9/4/2026	125,000	$10.48	Open Market Purchase	$10.05 to $10.72
PSP Suja Life Aggregator, L.P.	9/8/2026	50,000	$9.90	Open Market Purchase	$9.78 to $9.98